

news release

Zi Corporation and Trolltech Join Forces to Enhance Mobile Device User Interfaces

Mobile Phone Manufacturers and Wireless Carriers to Benefit from Enhanced Interface Capabilities on Leading Linux Platform

CTIA Wireless 2006, Las Vegas, NV, and Calgary, AB, Canada, April 4, 2006 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that its eZiText® predictive text software will be integrated into Trolltech's Qtopia® application platform. The integration of the two technologies will enhance the power of today's mobile user interface and address the needs of the rapidly growing international market for Linux-based mobile devices.

Qtopia, which is unrivaled as the application platform for efficient creation of virtually any type of Linux-based device, is now powered by Zi's advanced predictive text features. Chinese phrase prediction, among other advanced features that focus on addressing the burgeoning Chinese market, now brings the mobile phone to a new level of functionality only previously available to the personal computer.

The production-ready integration enables users to more quickly draft and send text messages, improving the mobile users' experience and increasing the adoption of text messaging services. Zi's predictive text technology features adaptive learning, personal dictionary and contextual ranking, providing developers using the Qtopia application platform the ability to expand a device's feature set. eZiText's alphabetic integration also integrates Zi's cutting-edge features such as word completion, dual language prediction and next word prediction, further enhancing the user interface of any Linux-based device.

A number of Trolltech customers are already integrating eZiText into the Qtopia application platform to offer more advanced features and a faster time to market for their Linux-based mobile devices. Early Trolltech Qtopia developers include not only standard GSM handsets, but also the expanding Wi-Fi handset market.

"With a proven technology and relationships with a number of the industry's most demanding device manufacturers, Trolltech is an ideal partner for Zi," said Milos Djokovic, Chief Technology Officer and Chief Operating Officer of Zi Corporation. "With the ability to embed Zi products into any device built on Trolltech's Qtopia application platform, Zi is further expanding its market presence to all Linux-based devices. With more device manufactures choosing the Linux operating system, Zi is providing them with the opportunity to enhance new and existing applications with prediction, handwriting recognition and search capabilities, drastically improving the device's usability and the end consumer's experience."

"As one of the wireless industry's most innovative software developers, Zi realizes the tremendous market opportunities presented by the embedded Linux operating system," said Haavard Nord, CEO of Trolltech. "By combining our comprehensive Qtopia application platform with Zi's intelligent predictive text software, mobile device manufacturers can develop customizable user interfaces and user-friendly text-based applications that can be adopted by customers around the world."

Zi's user-friendly text input system, eZiText, enables consumer electronic manufacturers and telecom carriers to provide end users with richer, more personalized text input experiences. eZiText provides faster and more efficient text entry through truly predictive one-touch entry and word completion, coupled with the ability to learn from a person's usage patterns and new vocabulary. eZiText now supports 54 languages, more than any other predictive text software provider.

For media interviews or product demonstrations at CTIA please contact Keith Giannini, Schwartz Communications at zicorp@schwartz-pr.com or +1-781-684-0770.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry; eZiType™ for keyboard prediction with auto-correction; Decuma® for predictive pen-input handwriting recognition; and the Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. The financial information contained in this release should be read in conjunction with the consolidated

financial statements and notes thereto included in Zi Corporation's most recent reports on SEDAR, Form 20-F and Form 6-K, each as it may be amended from time to time. Zi Corporation's results of operations for the second quarter and six months ended June 30, 2005 are not necessarily indicative of Zi Corporation's operating results for any future periods. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

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Zi, Decuma, Qix, eZiTap, eZiType and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

GBCS PR (European media)
Brian Dolby or Bethany Caldwell
brian@gbcspr.com / bethany@gbcspr.com
+44 (0) 115 948 6901

Keith Giannini (North American media)
Schwartz Communications
zicorp@schwartz-pr.com
+1 781 684 0770

Allen & Caron Inc (Investor relations)
Jill Bertotti
jill@allencaron.com
+1 949 474 4300